SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HCC INSURANCE HOLDINGS, INC.
(Name of Subject Company (Issuer)
HCC INSURANCE HOLDINGS, INC.
(Name of Filing Person (Issuer)
2.00% Convertible Exchange Notes Due 2021
(Title of Class of Securities)
404132AC6
(CUSIP Number of Class of Securities)
Randy D. Rinicella, Esq.
Senior Vice President and General Counsel
13403 Northwest Freeway
Houston, Texas 77040
(713) 690-7300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**(1)
$170,560,038	$5,236.19

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Convertible Exchange Notes Due 2021 (the “Securities”), as described herein, is $1,001.28 per $1,000 principal amount of the Securities outstanding. As of August 20, 2007 there was $170,342,000 in aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $170,560,038.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTORY STATEMENT
Items 1 through 11.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Index to Exhibits

INTRODUCTORY STATEMENT
     This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by HCC Insurance Holdings, Inc., a Delaware corporation (the “Company”), on August 23, 2007 (the “Schedule TO-I”), and relates to the offer by the Company to purchase, at the option of the holder thereof (the “Holder”), all outstanding 2.00% Convertible Exchange Notes Due 2021 issued by the Company (the “Securities”), upon the terms of and subject to the conditions set forth in, the Third Supplemental Indenture, dated as of November 23, 2004, and the related Indenture, dated as of August 23, 2001 (collectively, the “Indenture”), between the Company and Wachovia Bank, National Association (as successor to First Union National Bank), a national banking corporation duly organized and existing under the laws of the United States of America, as trustee, with U.S. Bank National Association, a national banking association duly organized and existing under the laws of the United States of America, as successor trustee, the Company Notice to Holders of 2.00% Convertible Exchange Notes Due 2021, dated August 23, 2007 (the “Company Notice”), and the related notice materials previously filed as exhibits to the Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Company Notice and related notice materials are incorporated by reference in this Amendment. This Amendment amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
     The Put Option expired at 5:00 p.m., New York City time, on September 21, 2007. The Company was advised by U.S. Bank National Association, as paying agent, that, pursuant to the terms of the Put Option, no Securities were tendered prior to the expiration of the Put Option.
     As previously announced by the Company, the Company exercised its right under, and pursuant to the terms of, the Indenture to redeem all outstanding Securities in October 2007.
Items 1 through 11.
     Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of 2.00% Convertible Exchange Notes Due 2021, dated August 23, 2007.*
(a)(1)(B)	Form of Substitute Form W-9.*
(b)	Not applicable.
(d)(1)	Third Supplemental Indenture dated November 23, 2004 between the Company and Wachovia Bank, National Association, incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(d)(2)	Indenture dated August 23, 2001 between the Company and First Union National Bank, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2001.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete, and correct.

HCC INSURANCE HOLDINGS, INC.
/s/ Randy D. Rinicella
Randy D. Rinicella,
Date: November 6, 2007	Senior Vice President & General Counsel

Index to Exhibits

Exhibit Number	Description
(a)(1)(A)	Company Notice to Holders of 2.00% Convertible Exchange Notes Due 2021, dated August 23, 2007.*
(a)(1)(B)	Form of Substitute Form W-9.*
(d)(1)	Third Supplemental Indenture dated November 23, 2004 between the Company and Wachovia Bank, National Association, incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(d)(2)	Indenture dated August 23, 2001 between the Company and First Union National Bank, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2001.

*	Previously filed.